Exhibit (a)(3)

Name:

Employee Number:

     If you would like to change your election as to which Eligible Options, if any, you wish to return pursuant to the Offer to exchange options, please indicate in the table below the Eligible Options you now wish to exchange for New Options and which Eligible Options you do not wish to exchange. Please note that by exchanging any of your Eligible Options, you will automatically be deemed to have submitted for exchange all of your Required Options. A Required Option is any option granted to you by NetManage on or after November 15, 2002, regardless of exercise price. This Change of Election form will supercede and cancel any prior Election Form signed and submitted by you to the Legal Department.

Exchange

Grant	Grant	Options	Unexercised	Grant	Option	Yes	No
Date	Number	Granted	Options	Price	Type

By choosing to accept the Offer to Exchange, you agree and understand that:

•	you have received and carefully reviewed the Offer to Exchange;
•	the Offer expires on Friday June 13, 2003, at 4:59 p.m., Pacific Time, unless it is extended by us;
•	in order to receive a New Option, you must remain an employee of NetManage or one of our subsidiaries through the date we grant the New Options. Otherwise, you will not receive any New Options or any other payment or consideration in exchange for the options you returned that were accepted for exchange and cancelled;
•	if your employment is terminated for any reason whatsoever before the date on which the New Options are granted, you will not receive your New Options or a return of the your old options;
•	neither the Offer nor your acceptance of the Offer with respect to any of your Eligible Options and Required Options changes the “at-will” nature of your employment, and either you or NetManage may terminate your employment at any time, for any reason, with or without cause;
•	the exercise price for the New Options will be equal to the last reported sale price of our Common Stock as reported on the Nasdaq National Market (or such other market on which our shares are principally traded or quoted) on the date we grant the New Options. New Options will not be granted until or promptly after (but not later than 10 days after) the first trading day that is six months and one day after the date we accept and cancel the options that have been returned for exchange;
•	the New Options may have a higher price that some or all of the options you returned for exchange, and after the grant of the New Options our Common Stock may trade a price below the exercise price per share of the cancelled options. Thus, depending on the exercise price of the options you returned for exchange and other factors, your New Options may be less valuable than the options that you are returning for exchange;
•	you will receive, in exchange for each Eligible Option and each Required Option that you return and we accept and cancel, a New Option for the same number of shares subject to the option returned for exchange. Thus, for example, for every one hundred (100) shares of Common Stock

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that are purchasable under an Eligible Option or Required Option returned for exchange, your New Option will provide you with the right to purchase one hundred (100) shares of Common Stock in accordance with the applicable vesting schedule;
•	New Options will be granted under either our 1992 Plan or our 1999 Plan. Eligible Options and Required Options that were granted under our 1992 Plan will be replaced with New Options granted under our 1992 Plan and Eligible Options and Required Options that were granted under our 1999 Plan will be replaced with New Options granted under our 1999 Plan. New Options that replace options that were granted as non-statutory options will be granted as non-statutory options and New Options that replace options that were granted as incentive stock options will be granted as incentive stock options to the extent they so qualify under U.S. tax laws;
•	the New Options granted in exchange for your Eligible Options and your Required Options will have substantially the same terms and conditions as those options, except for the new exercise price, the new vesting schedule and a new ten (10)year maximum term;
•	the New Option will be immediately vested and exercisable for the same number of shares of our Common Stock for which the corresponding option tendered in exchange was vested and exercisable at the time of its cancellation. The New Option will vest and become exercisable for the balance of the option shares in accordance with same type of installment vesting schedule as in effect for the cancelled option, but measured from the grant date of the New Option, and no vesting credit will accordingly be provided for the period between the date your tendered option is cancelled and the date the New Option is granted;
•	New Options granted to employees located outside the United States may be subject to certain restrictions and limitations. As a result, an alternative form of stock option agreement with different terms may be required for New Options granted to employees located outside the United States;
•	if we merge are acquired by another company prior to the granting of the New Options, the acquiring company not grant New Options covering shares of its Common Stock;
•	if you exchange any options pursuant to the Offer, you will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the return for exchange or upon our acceptance and cancellation of the options. In addition, the grant of the New Options is not a taxable event under current U.S. law, and you will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of grant; and
•	all option holders, including those subject to taxation in a foreign jurisdiction, whether by reason of their nationality, residence or otherwise, should consult with their own personal tax advisors as to the tax consequences of their participation in the Offer. Tax consequences may vary depending on each individual participant’s circumstances.

     Please sign and date where indicated, provide your home telephone number, and return this form to us by mail to NetManage, Inc., 10725 N. De Anza Boulevard, Cupertino, California, 95014, Attn.: Donna Dury or you may fax the Change of Election Form to (408) 342-7880, Attn.: Donna Dury or alternatively, if outside the United States and Canada:

In Israel, Italy, France, and Spain to: Ronit Weizman, NetManage, Inc., Matam Advanced Technology Ctr., Building 9, Haifa, 31905, Israel (or by facsimile to: 972-4-8550122, Attn: Ronit Weizman);

In the United Kingdom to: Nick Still, NetManage, Inc., 2nd Floor, Lyon Court, Walsworth Road, Hitchin, Hertfordshire, SG4-9SX, United Kingdom (or by facsimile to: 44-146-755055);

In Germany and the Netherlands to: Heiko Eckstein, NetManage, Inc., Muhlweg 2, D-82054 Saurlach, Germany (or by facsimile to: 49-8104-9802-10, Attn: Heiko Eckstein).

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     We must receive your Change of Election Form before the Expiration Date of the Offer. Forms received after Expiration Date of the Offer will not be accepted. Also, please note that you do not need to include any option letters or other documents relating to the options that you are returning, if any. NetManage will exchange and cancel such options electronically and update your option records accordingly.

SIGNATURE OF OWNER:

[ ] I ACCEPT the Offer to Exchange the options marked above

[ ] I DO NOT accept the Offer to Exchange any options

X Signature of Optionee	Date:

X Signature of Optionee’s Spouse	Date:

X Signature of Trustee or Custodian (if applicable)	Date:

Home Telephone Number of Optionee (with area code):

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